UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-36073

                  ENZYMOTEC LTD.
 (Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENT

On July 13, 2016, Enzymotec Ltd. (“Enzymotec” or the “Company”) issued a press release serving as the updated notice of the upcoming 2016 annual general meeting of shareholders of Enzymotec (the “Meeting”), which will take place on Thursday, August 25, 2016 at the Company’s offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel. That notice is furnished below in this Form 6-K.

Enzymotec Ltd. Calls its 2016 Annual
General Meeting of Shareholders

MIGDAL HA’EMEQ, ISRAEL, July 13, 2016—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold its 2016 Annual General Meeting of Shareholders (the “Meeting”) on Thursday, August 25, 2016 at the Company’s offices, at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel. The record date for shareholders entitled to vote at the Meeting is Monday, July 18, 2016.

The Meeting is being called for the following purposes:

(1)(a)	To reelect Mr. Steve Dubin as a class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until his successor is duly elected and qualified;
(1)(b)
To reelect Ms. Michal Silverberg as a class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until her successor is duly elected and qualified;

(1)(c)	To reelect Mr. Joseph Tenne as a class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until his successor is duly elected and qualified;
(2)	To reelect Mr. Dov Pekelman as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2017 and until his successor is duly elected and qualified;
(3)(a)
To approve the payment of modified cash remuneration to the Israeli members of the Company’s Board of Directors (currently comprised of Messrs. Joseph Tenne, Nir Belzer, Dov Pekelman, Yossi Peled, Mani Wasserman, and Ms. Michal Silverberg), consisting of annual cash fees, meeting/consent participation fees and reimbursement of expenses;

(3)(b)	To approve the payment of modified meeting/consent participation fees to the non-Israeli members of the Company’s Board of Directors;
(4)	To approve a one-time grant of equity-based compensation to all members of the Company’s Board of Directors, consisting of options to purchase ordinary shares and restricted stock units (“RSUs”);
(5)	To approve payment of a bonus to the Company’s President and Chief Executive Officer, Dr. Ariel Katz, in respect of his performance during the year ended December 31, 2015; and
(6)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2016 and until the next Annual General Meeting of Shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

The Board of Directors unanimously recommends that shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2015.

The shareholders may also act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal. In addition to the foregoing simple majority requirement, under the Israeli Companies Law, the approval of the bonus payment to the Company’s President and Chief Executive Officer under Proposal 5 also requires that either:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the Meeting, unless such deadline is waived by the chairman of the Meeting. No postage will be required if it is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

 If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Additional Information and Where to Find It

In connection with the Meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the Meeting, and the proposals to be voted upon at the Meeting, along with a proxy card enabling them to indicate their vote on each proposal. The Company is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.enzymotec.com.

The full text of the proposed resolutions for the Meeting, together with the form of proxy card, may also be viewed beginning on Sunday, July 31, 2016, at the registered office of the Company, Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  The Company’s telephone number at its registered office is +972-74-717-7177.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
 lroth@theruthgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: July 14, 2016	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer